Remgro
Limited
(FORMERLY: REMBRANDT S.A. LIMITED)
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. B
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

02042093

20 June 2002

SEC MAIL PROCESSING RECEIVED JUN 24 2002 WASH, D.C. 164 SECTION

PROCESSED JUL 01 2002 P THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find 5 copies of the Company's press release regarding the audited consolidated results of the Company for the year ended 31 March 2002.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Very truly yours

M Lubbe
Company Secretary

dlw 6/26

cc: Mr Robert M. Chilstrom
Ms Figen Inal
Ms Sophie Kozuch
Ms Melissa Atheneos

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2002

• INCREASE IN HEADLINE EARNINGS PER SHARE:	+ 33.9%
• INCREASE IN ORDINARY DIVIDEND PER SHARE:	+ 27%
• SPECIAL DIVIDEND PER SHARE:	100 CENTS
• FIVE YEAR COMPOUND GROWTH RATES : (pro forma)	
- HEADLINE EARNINGS PER SHARE	21% per annum
- ORDINARY DIVIDEND PER SHARE	22% per annum

ABRIDGED CONSOLIDATED BALANCE SHEET

	2002 R million	2001 R million
ASSETS		
Property, plant and equipment	**2 056**	2 007
Investment properties	**20**	20
Goodwill and trade marks	**2 687**	2 834
Investments - Associated companies	**16 958**	13 164
- Other	**115**	115
Loans	**12**	10
Deferred taxation	**17**	9
Current assets.	**4 435**	3 395
(Includes cash and cash equivalents of R2 697 million (2001: R1 810 million))		
Total assets	**26 300**	21 554
EQUITY AND LIABILITIES		
Interest of own members	**24 047**	19 387
Minority interest	**945**	790
Total shareholders' equity	**24 992**	20 177
Interest-bearing loans	**151**	300
Other non-current liabilities	**169**	99
Other current liabilities	**988**	978
Total equity and liabilities	**26 300**	21 554
Net asset value per share (Rand)		
(attributable to own members)		
- At book value	**R46.07**	R37.14
- Allowing for market value/directors' valuation of investments and listed subsidiary companies	**R89.50**	R64.32

ABRIDGED CASH FLOW STATEMENT

	2002 R million	2001 R million
Cash flow from operating activities	**688**	442
Taxation paid	**(111)**	(116)
Dividends received.	**1 627**	1 155
Dividends paid	**(968)**	(303)
Net cash inflow from operating activities	**1 236**	1 178
Investing activities	**(201)**	356
Financing activities	**(158)**	(631)
Net increase in cash and cash equivalents	**877**	903
Cash and cash equivalents at the beginning of the year	**1 800**	897
Cash and cash equivalents at the end of the year	**2 677**	1 800

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2002 R million	2001 R million
Balance at 1 April 2001 - as previously reported	**19 536**	12 556
Prior year adjustments	**(149)**	(133)
Adjusted balance at 1 April	**19 387**	12 423
Net profit for the year	**3 532**	6 574
Dividends paid	**(934)**	(292)
Exchange rate adjustments	**2 131**	892
Change in interests in subsidiary companies, associated companies and joint ventures	**1**	(51)
Change in reserves of associated companies and other non-distributable reserves	**(70)**	(159)
Balance at 31 March 2002	**24 047**	19 387

ABRIDGED CONSOLIDATED INCOME STATEMENT

	2002 R million	2001 R million
Revenue of the Company and its subsidiaries	**8 441**	7 358
Operating profit before depreciation	**1 000**	740
Depreciation	**(184)**	(169)
Finance costs	**(58)**	(67)
Profit from normal operations	**758**	504
Amortisation of goodwill	**(138)**	-
Exceptional items	**(20)**	1 523
	600	2 027
Taxation	**172**	109
Profit after tax of the Company and its subsidiaries	**428**	1 918
Share of after-tax profit of associated companies	**3 255**	4 765
- Profit from normal operations	**3 881**	2 901
- Amortisation of goodwill	**(276)**	(159)
- Exceptional items	**(350)**	2 023
Group profit after tax	**3 683**	6 683
Minority interest	**151**	109
Net profit for the year	**3 532**	6 574

Reconciliation of headline earnings:

	2002 R million	2001 R million
Basic earnings - Net profit for the year	3 532	6 574
Plus/(minus) – portion attributable to own members:		
- Amortisation of goodwill	**414**	159
- Exceptional items	**351**	(3 541)
- Net surplus, after taxation, on disposal of property, plant and equipment	**(35)**	(6)
- Other	**15**	9
Headline earnings	4 277	3 195

EARNINGS AND DIVIDENDS PER SHARE

	2002 Cents	2001 Cents
Headline earnings	**819.3**	612.1
- Diluted	**817.8**	611.6
Basic earnings	**676.6**	1 259.4
- Diluted	**675.3**	1 258.5
Dividends		
Ordinary	**206.00**	162.00
- Interim	**73.00**	56.00
- Final	**133.00**	106.00
Special	**100.00**	

ADDITIONAL INFORMATION

	2002	2001
Shares in issue		
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total	**522 000 002**	522 000 002

- In determining the headline and basic earnings per share the total number of shares in issue was taken into account.
- In determining diluted headline and basic earnings per share the total number of shares in issue was adjusted for the dilutive effect of the Company's long-term share incentive scheme.

	2002 R million	2001 R million
Listed investments		
Associated		
- Book value	**6 766**	5 780
- Market value	**10 786**	9 943
Other		
- Book value	**50**	50
- Market value	**136**	131
Unlisted investments		
Associated		
- Book value	**10 192**	7 384
- Directors' valuation	**30 895**	18 442
Other		
- Book value	**65**	65
- Directors' valuation	**73**	75
Additions to and replacement of property, plant and equipment	**185**	172
Additions to and replacement of investment properties	**-**	4
Capital commitments	**112**	100
(Including amounts authorised, but not yet contracted for)		
Dividends received		
- Dividends included in operating profit	**8**	33
- Dividends from associated companies set-off against investments	**1 469**	1 482
Interest received		
From unlisted investments and deposits	**235**	108
(Included in operating profit)		

	2002 R million	2001 R million
Exceptional items		
Exceptional items of subsidiary companies consist of the following:		
Net capital surplus/(loss) on the sale of investments and businesses	**(18)**	1 518
Other	**(2)**	5
Total before taxation – per income statement	**(20)**	1 523
Taxation	**18**	(3)
Total after taxation	**(2)**	1 520
Attributable to minorities	**1**	(2)
Atrributable to own members	**(1)**	1 518
Share of exceptional items of associated companies – per income statement	**(350)**	2 023
Restructuring costs	**(148)**	(273)
Capital surplus on redemption of convertible preference shares in British American Tobacco Plc (BAT)	**-**	2 202
Net capital loss on sale of investments and businesses	**(250)**	-
Other	**(19)**	(43)
Taxation thereon	**65**	123
Attributable to minorities of associated companies	**2**	14
Total	**(351)**	3 541

COMMENTS

1. ACCOUNTING POLICIES

The annual financial statements are prepared mainly on the historical cost basis, in accordance with South African Statements of Generally Accepted Accounting Practice and incorporates accounting policies which, with the exception of accounting for property, plant and equipment, investment properties and employee benefits, are consistent in all respects with those of the previous financial year.

2. RESTATEMENT OF COMPARATIVE FIGURES

The accounting policy in respect of accounting for investment properties has been changed to comply with the amended South African Statement of Generally Accepted Accounting Practice (AC 135). Investment properties are accounted for as long-term investments and are stated at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over their expected useful lives. This represents a change in accounting policy as investment properties were previously accounted for at cost.

Rainbow Chicken Limited (Rainbow) has changed its accounting policy in respect of property, plant and equipment. Effective 1 April 2001, land and buildings are accounted for on the historical cost basis whereas previously they were revalued.

During 2002 the Group implemented AC 116 (revised) in respect of employee benefits.

Remgro's comparative figures have been restated.

3. RESULTS

- **Headline earnings**

Headline earnings reflected growth of 33.9%, from R3 195 million to R4 277 million. The contribution of the tobacco interests increased by 35.7% to R2 088 million of which R427 million was as a result of the weaker rand. Financial services are now the second largest source of earnings, contributing R958 million or 22.4% of total headline earnings. Included in the combined contribution of R821 million by FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH) is an amount of R110 million relating to "abnormal" exchange profits during the six months to 31 December 2001. ABSA Group Limited's contribution decreased, from R234 million to R179 million, whilst Remgro's share of Sage Group Limited's results, according to South African Statements of Generally Accepted Accounting Practice (GAAP), was negative in the amount of R42 million.

The contribution of the industrial interests also increased, mainly as a result of the improved earnings of Malbak Limited (Malbak), Dorbyl Limited and Rainbow. The contribution of the mining interests was lower as a result of the exchange of the interests in Billiton Plc and Gold Fields Limited (Gold Fields) for shares in FirstRand and RMBH. However, both Gencor Limited and Trans Hex Group Limited performed well.

- **Basic earnings**

Basic earnings decreased from R6 574 million to R3 532 million, mainly as a result of the inclusion in the previous financial year of a surplus of R1 371 million in respect of the sale of the interests in Billiton Plc and Gold Fields and a further surplus of R2 202 million relating to R&R Holdings exercising its put option over one half of the BAT convertible redeemable preference shares in June 2000. The attributable amortisation of goodwill by subsidiaries and associated companies was R255 million higher than in the previous year.

4. REVENUE

- of the Company and its subsidiaries	**2002** **R million**	2001 R million
Revenue, excluding dividends and interest	**6 729**	5 735
Dividends and interest	**1 712**	1 623
Total revenue	**8 441**	7 358

Due to the nature and composition of the Group, segmental information in respect of revenue is not meaningful.

5. SOURCE OF HEADLINE EARNINGS

	2002 R million	%	2001 R million	%
Trade mark interests	2 167	51	1 598	50
Financial services	958	22	241	8
Industrial interests	570	13	364	11
Mining interests	306	7	823	26
Corporate finance and other interests	276	7	169	5
	4 277	100	3 195	100

6. TOBACCO

Remgro's tobacco interests are represented by a one-third shareholding in R&R Holdings Luxembourg (R&R). The other two-thirds are held by Compagnie Financière Richemont AG (Richemont).

During the comparative period, R&R exercised its put option in respect of one half of its holding of BAT preference shares, reducing its effective interest in that company from 35.0% to 31.6% in June 2000. In terms of the Rembrandt Group Limited restructuring during 2000, the non-tobacco assets of R&R, including the proceeds of the aforementioned redemption, were transferred to R&V Holdings Limited, Jersey (R&V) of which VenFin Limited holds one-third and Richemont two-thirds. In R&R's results for the comparative twelve months, the income attributable to the redeemed BAT preference shares and other non-tobacco assets was allocated to R&V. In the period under review, R&R has equity accounted its effective 31.5% interest in BAT for the full twelve months period.

In line with the practice adopted in the prior year, R&R's share of BAT's earnings for the twelve months to 31 March 2002 is based on BAT's results for the twelve months period to 31 December 2001, adjusted to eliminate the results for the quarter to 31 March 2001 and to include the results for the quarter to 31 March 2002. After elimination of exceptional items and goodwill amortisation, R&R's contribution to Remgro's headline earnings is made up as follows:

	2002 £ million	2001 £ million
Adjusted attributable profit of BAT for the year	**1 456**	1 352
R&R's share of the adjusted attributable profit of BAT for the period 1 April 2000 to 7 June 2000	-	80
R&R's share of the adjusted attributable profit of BAT for the twelve months to 31 March 2002 (2001: 8 June 2000 to 31 March 2001)	459	354
R&R's other income	3	4
	462	438
Less: Portion allocated to R&V Holdings	-	(11)
R&R's headline earnings for the year to 31 March	462	427
Remgro's 33$^1/_3$% share thereof	154	142
	R million	R million
Translated at an average £/R rate of 13.5592 (2001: 10.8046)	2 088	1 539

BAT has a 15% share of the global cigarette market. It is the second largest international tobacco company and is the market leader outside of the United States. It has an impressive market position in Latin America and a robust position in all other regions. With its strong broad-based portfolio of international, regional and local brands, BAT has the platform for achieving its vision to establish leadership of the global tobacco industry.

In the twelve months to 31 December 2001, shipments of BAT's international brand cigarettes grew by 3% but overall group sales volumes remained consistent with the prior year at 807 billion cigarettes. Europe recorded good growth of 7%, predominantly in the central and eastern European markets, but this was offset by small declines in the other regions. Despite flat sales volumes, net revenues were up by 4% to £12 039 million with increases being recorded in all regions except for Asia-Pacific. In addition to the increase in net sales revenue, the shift in brand mix resulted in the improved operating profit and margins compared to the prior year.

BAT's four principal global brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved an overall growth of more than 10%, with "light" blends growing by 11%. Strategically BAT continues to shift its brand mix towards more profitable segments of the tobacco market, being the international and premium priced brands and the "lights" category. The effect of this has beneficially impacted operating profit and margins.

Earnings per share on an adjusted basis, (after elimination of exceptional items and goodwill amortisation) which is regarded by BAT as being the most comparable measure of the company's performance, increased by 9% in BAT's financial year ended 31 December 2001 and by 10% in the quarter ended 31 March 2002.

7. INVESTMENTS

The most important changes during the year under review were as follows:

Lenco Holdings Limited (Lenco)
During May 2001, Lenco unbundled its shareholding in Malbak and thereafter, in terms of an offer made to minority shareholders, became a wholly-owned subsidiary of Lenco (Pty) Limited. The latter was subsequently put into voluntary liquidation and the assets were distributed to the two shareholders of Lenco (Pty) Limited in such a manner that Remgro received Malbak shares and the other shareholder all the shares in Lenco.

Malbak Limited (Malbak)
As a result of the liquidation of Lenco (Pty) Limited and further acquisitions, Remgro's direct interest in Malbak increased by 9.1% to 58.0%.

During the past financial year, Malbak and Nampak Limited (Nampak) issued a joint cautionary announcement stating that the two companies entered into negotiations regarding a possible merger.

It was subsequently announced that an agreement had been reached that Nampak, subject to certain suspensive conditions, will make a formal offer to Malbak shareholders to acquire their total shareholding of Malbak.

The transaction has been approved conditionally by the Competition Authorities. Certain further suspensive conditions have yet to be met.

Due to the potential dilution of Remgro's effective interest in the larger packaging group, Malbak was not consolidated in the year under review but equity accounted as in the past.

Trans Hex Group Limited (Trans Hex)
On 28 February 2002, Trans Hex issued 16 million unsecured 13.5% participating compulsory convertible debentures to Mvelaphanda Diamonds (Proprietary) Limited (Mvelaphanda). After conversion of these debentures Mvelaphanda will have an interest of approximately 19.4% in Trans Hex. On 31 March 2002, Remgro's diluted interest was 35.2%.

Mvelaphanda also has an option to acquire 5 million shares in Trans Hex from Remgro which could further dilute Remgro's interest to 30.2%.

Robertsons Holdings (Pty) Limited (Robertsons)
On 12 September 2001 it was announced that Robertsons and Unilever Plc (Unilever) had agreed in principle to restructure their interests in the existing joint venture between Robertsons and Bestfoods Europe. This proposal was a direct result of Unilever's acquisition of Bestfoods' global interests.

All the necessary conditions were met and the new Unilever Bestfoods Robertsons venture, in which Robertsons holds 41%, was established with effect from 1 April 2002.

DIRECTORATE

Mr PK Harris was appointed as a non-executive director on 28 November 2001.

SECRETARY

On 28 November 2001, Mrs M Lubbe was appointed as Company Secretary in the place of Mr JC Engelbrecht who has retired.

STRATE

The Company's shares were transferred to the new STRATE system of electronic settlement on 12 November 2001.

Shareholders who have not yet dematerialised their shares are advised to do so immediately, or at least before the closure of the Dispossessed Members Fund. It is not the intention of STRATE to continue with this fund after September 2002.

DIVIDENDS

Declaration of Dividend No 4

Notice is hereby given that a final dividend of 133 cents per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2002.

Together with the interim dividend of 73 cents per share paid during January 2002, total dividends for the financial year amounted to 206 cents per share.

Declaration of Special Dividend

Notice is hereby given that a special dividend of 100 cents per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each.

Dates of importance:

Last day to trade in order to participate in the final and special dividend	Thursday, 8 August 2002
Trading on or after this date will be ex the final and special dividend	Monday, 12 August 2002
Record date	Friday, 16 August 2002
Payment date	Monday, 19 August 2002

On payment date, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to bank accounts or, alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with their Central Securities Depositary Participant (CSDP) or broker.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Friday, 2 August 2002 and Friday, 16 August 2002, both days inclusive.

The Annual Report will be posted to members during July 2002.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer / Deputy Chairman

Stellenbosch
19 June 2002

DIRECTORATE AND ADMINISTRATION

Directors

Johann Rupert* *(Chairman)*,
MH Visser *(Deputy Chairman/Chief Executive Officer)*,
P E Beyers*,W E Bührmann, G D de Jager*,
J W Dreyer*, P J Erasmus*, D M Falck, P K Harris*, E de la H Hertzog*,
E Molobi*, J F Mouton*, J A Preller (Mrs),
F Robertson*, P G Steyn*, T van Wyk
*(*Non-executive)*

Secretary

M Lubbe (Mrs)

Listing

JSE Securities Exchange South Africa
Sector: Diversified Industrial

American depositary receipt (ADR) program

Cusip number 75956M107 ADR to ordinary share 1:1

Depositary

The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address and registered office

Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600,
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries

Computershare Investor Services Limited, 41 Fox Street,
Johannesburg 2001, (P O Box 61051, Marshalltown 2107)

Auditors

PricewaterhouseCoopers Inc.

Sponsor

Rand Merchant Bank Corporate Finance

Website

www.remgro.com